 Exhibit 99.1

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 11-210
July 5, 2011

Platinum Group Construction Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) reports that its development plans for the 74% owned Western Bushveld Joint Venture (“WBJV”) Project 1 Platinum Mine are advancing on budget and within three weeks of project schedule. Construction work of approximately 30,000 man-hours, including roads, box cut excavation for the declines and site infrastructure has progressed safely with no loss time incidents.

JIC Mining Services (“JIC”) of Johannesburg, South Africa has been awarded the contract to develop twin 1,200 meter underground decline tunnels into the centre of the WBJV Project 1 platinum deposit. JIC is operating as one of the underground mining contractor at the producing Bafokeng Rasimone Platinum Mine (BRPM) immediately adjacent to the WBJV Project 1 and currently operates as underground mining contractor on another six platinum mines, two chrome mines and one uranium mine in South Africa, employing 7,400 people. Underground development of the Project 1 declines will progress under a bulk sample permit granted by the Department of Mineral Resources. (See press release dated April 4, 2011)

R. Michael Jones, President of Platinum Group said “We are pleased to award this contract to JIC. Following a competitive tender process they clearly were the right choice on many factors including price, skills and experience. JIC has a good safety record at all its operations and have invested in an accredited training facility locally. The estimated primary underground development cost based on the JIC bid is below our feasibility study estimate. We have been able to utilize the actual contract pricing for primary decline development, power and water delivery and initial civil site work to add confidence to our feasibility model for banking discussions. As a result of the positive PGM outlook, attractive margins of the project and the ongoing project implementation, banking interest has been strong”

Thys Uys, Project Manager of WBJV Project 1 said “This is an important milestone for the Project and we are pleased to report on progress. JIC is well aligned with our standards on safety, training and procurement, to maximize the benefit of the project in the local community”.

Progress, associated with the mining right application and community participation in the environmental assessment process has been positive and completed in a climate of mutual respect. The public participation and specialist work is advancing according to plan and budget.

Project Milestones Completed to Date:

  Excavation of the box cut in preparation for underground tunnelling is progressing as planned.

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  Road construction from the highway to the decline area is complete.
  The contractor laydown area terrace rock fill is in place.
  Temporary construction power lines are in place and energized.
  Temporary construction water lines are in place and connected to supply pipelines.
  Site Safety Induction and Management Offices are complete and operational.
  Initial public meetings in line with environmental authorization requirements have commenced.
  Updated metallurgical drilling for plant design optimization has been completed and test work is underway.
  Updated mine plan drilling for the first three years of production has been completed.
  A comprehensive independent project risk assessment is complete for insurance and banking purposes.
  Implementation steps and hard contract prices have been updated into financial models for project debt facility and discussions are advancing with several banking groups.
  Synergy Studies with adjacent mine construction has commenced.

Milestones Ahead in 2011 and Early 2012

  Commencement of underground tunnelling.
  Selection of banking syndicate and lead arrangers.
  Progress on the mining right application and public input processes.
  Completion of formal concentrate off take arrangements.
  Completion and advance of the credit facility.
  Exploration update on three funded joint ventures in South Africa outside the WBJV.
  Updates on Canadian exploration programs.
  Report on synergies engineering work underway for the WBJV Project 1 with nearby projects.

The WBJV Project 1 is advancing towards a 275,000 4E ounce per year platinum, palladium, rhodium and gold planned production profile. The current US$ 100 million program is planned to access ore and initiate lateral development. Full commercial construction is budgeted at a total of US$ 443 million (2009 UFS, www.SEDAR.com) and is planned to involve project loan financing once a full mining right is approved. The mining right application was made in April 2011 and once granted, initial commercial production is scheduled for late 2013.

Qualified Person and Quality Assurance and Control

R. Michael Jones, P.Eng is the non-independent qualified person for this release. Information is from the October 2009 Independent UFS Technical Report on SEDAR and from weekly and monthly project planning meetings. The information on resources and reserves and capital cost estimates for the full mine build in the 2009 UFS have not been updated at a feasibility level by independent qualified persons. The information referring to on time and on budget in this release refers to the approved $100m underground access plan. The final capital costs for the UFS plan and timing of production are subject to change.

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Quality assurance and control information has been reported at the time of release of reserves and resources. The information in this press release has been verified by personal visits to the site and oversight of project controls.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE/AMEX) has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Company has started on the construction of a large scale platinum mine in South Africa and is active in platinum exploration on several projects in South Africa and Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
     R. Michael Jones, President
     or Kris Begic, Corporate Development
     Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.